Room 4561

October 4, 2006

Mr. Michael S. Fields
Chairman and Chief Executive Officer
Kana Software, Inc.
181 Constitution Drive
Menlo Park, California 94025

Re: Kana Software, Inc.
     Registration Statement on Form S-1 filed September 11, 2006
     File No. 333-137224

     Form 10-K for the year ended December 31, 2005
     Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006
     File No. 0-27163

Dear Mr. Fields:

     This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please respond to our comments relating to your periodic reports no later than October 18, 2006. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Risk Factors

Our former and current independent registered public accounting firms …, page 11

1.   As you discuss in the following risk factor, we note that you have not timely filed certain prior periodic reports. Please elaborate on whether the material weaknesses you discuss in this risk factor contributed to your inability to make your periodic filings on a timely basis. If so, please discuss the risk posed by such continuing material weaknesses on your ability to timely file your periodic reports. If not, please expand to discuss how your prior inability to timely file your periodic reports affects the effectiveness of your disclosure controls and procedures.

Item 17. Undertakings.

2.   We note that not all necessary undertakings pursuant to Item 512 of Regulation S-K have been provided. In this regard, your registration statement should include all undertakings that are applicable to this type of offering. We also note your undertaking pursuant to your reliance on Rule 430A under the Securities Act. Please explain to us your reliance on Rule 430A, in light of the fact that this registration statement registers common stock to be resold by Kana security holders or remove this undertaking. Please revise your undertakings as appropriate.

Form 10-K for the year ended December 31, 2005

Item 9A. Controls and Procedures.

3.   We note your disclosure pursuant to Item 308(c) of Regulation S-K that your chief executive officer and chief financial officer "did not identify any change in [y]our internal control over financial reporting." We further note, however, your continuing material weaknesses and your disclosure on page 73 stating that your board of directors has begun to address your control deficiencies and that "[s]ome new processes and controls have already been approved and are being implemented." Accordingly, it appears that changes have been made in your internal control over financial reporting during Kana's fiscal quarter ended December 31, 2005. If so, please revise your disclosure to provide a materially complete discussion of these changes. Otherwise tell us why such changes have not materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. We note similar disclosure in your Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006. Please similarly revise or otherwise advise.

4.   As noted in comment 1 above, certain of your periodic reports have not been timely filed. Your discussion here, however, does not specifically address the reason(s) for such tardy filings and how your prior inability to timely file your periodic reports impacts the effectiveness of your disclosure controls and procedures. Please revise or otherwise advise.

5.   We note that you define internal control over financial reporting "as a process to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America." In this regard, your text suggests that the definition of internal control over financial reporting that was applied by your principal executive officer and principal financial officer was narrower than the definition set forth by paragraph (f) of rules 13a-15 and 15d-15. Accordingly, to the extent that you continue to refer to the definition of internal control over financial reporting, please revise to disclose a complete definition pursuant to 13a-15(f).

Form 10-Q for the quarter ended June 30, 2006

Item 4. Controls and Procedures.

6.   We note your disclosure pursuant to Item 308(c) of Regulation S-K for the six-month period ended June 30, 2006. Please note that Item 308(c) requires the disclosure of any change in your internal control over financial reporting that occurred during your last fiscal quarter as opposed to the six-month period referenced in your current disclosure. Please revise to address changes in your internal control over financial reporting that occurred during the fiscal quarter ended June 30, 2006.

*   *   *   *

        As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
       David K. Michaels, Esq.
       Fenwick & West LLP
       Telephone: (650) 988-8500
       Facsimile: (650) 938-5200